The Integrity Funds

1 Main Street North
Minot, ND 58703

VIA EDGAR

July 15, 2016

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal
The Integrity Funds (Registration Statement File Nos. 033-53698, 811-07322)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, The Integrity Funds (the “Registrant”) hereby requests the withdrawal of Post-Effective Amendment No. 88 (under the Securities Act of 1933) and No. 89 (under the Investment Company Act of 1940) to the Registrant’s Registration Statement filed on Form N-1A on May 18, 2016 (accepted at 16:43:13, Accession No. 0000893730-16-000099). As the result of a clerical error, the filing included incorrect series and class information. No securities were sold, or will be sold, pursuant to this filing.

Subsequently, also on May 18, 2016, the Registrant re-filed Post-Effective Amendment No. 88 (under the Securities Act of 1933) and No. 89 (under the Investment Company Act of 1940) (accepted at 17:03:18, Accession No. 0000893730-16-000101). The Registrant is not requesting withdrawal of such filing, which remains.

If you have any questions concerning the foregoing, please contact Suzanne Russell of Chapman and Cutler LLP at (312) 845-3446.

Sincerely,

THE INTEGRITY FUNDS

By:	/s/ Shannon D. Radke
Shannon D. Radke
President

By:	/s/ Adam Forthun
Adam Forthun
Treasurer